August 17, 2012

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  H. Roger Schwall, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:	Richfield Oil & Gas Company
Amendment No. 3 to Registration Statement on Form 10
Filed July 2, 2012
File No. 0-54576

Dear Mr. Schwall:

On behalf of Richfield Oil & Gas Company, a Nevada corporation (the “Company”), please find below the Company’s response to the comment letter dated July 30, 2012, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment No. 3 to the Company’s Registration Statement on Form 10.

In responding to the SEC’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The supplemental information set forth herein has been supplied by the Company for use in connection with the SEC’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics), followed by the Company’s response in bold.

Business, page 6

Summary of Oil and Gas Reserves, page 20

1.	Comment: Your response to comment three in our June 21, 2012 letter attributed the difference between your average Gorham proved producing estimated ultimate recovery – 22 thousand barrels of oil – and your average proved undeveloped reserves per location – 29 thousand – to better oil prices for the PUD reserves. However, these same higher prices were applied to the Gorham producing wells, resulting in their lower average EUR. Please amend your document to disclose these PUD reserves in agreement with the Gorham producing properties. Alternatively, explain the reason – aside from oil price – for this difference.

Response: The Report of Pinnacle Energy Services, L.L.C., dated January 18, 2012, as amended (the “Pinnacle Report”), has been further amended by the Third Amendment to Report of Pinnacle Energy Services, L.L.C., dated August 13, 2012 (the “Third Amendment to the Pinnacle Report”). The Third Amendment to the Pinnacle Report is attached as Exhibit 99.5 to the Amendment No. 4 to the Company’s Registration Statement on Form 10 (“Form 10”).

The PUD reserves have been adjusted in the Third Amendment to the Pinnacle Report to reflect approximately 22 MBbls recoverable oil reserves per well, rather than 29 MBbls recoverable oil reserves per well, based on the existing proved developed reserve wells. As additional wells are added in the field, the portion of the fixed operating expenses applied to each well within the field should decrease, thereby extending the economic life of each well and increasing the Company’s reserve estimates.

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2.	Comment: In our prior comment four, we asked that you update the producing rate vs. time plots for the six producing Gorham wells for oil and water production. You responded with more oil history – both production and test figures – but stated you did not have the capability to track water production figures. As we could identify no definitive decline trend in these production rate-time plots and oil cut (or water-oil ratio) vs. cumulative oil production plots require water production figures, please explain the basis for the Gorham producing wells’ reserve estimates. Address how you determined the costs for water production and disposal if you cannot track it.

Response: In the Third Amendment to the Pinnacle Report, our PDP well cases are now being used as analogs for the PUD reserves. The PUD reserves are now based on the recovery of approximately 22 MBbls of oil reserves per well rather than 29 MBbls of oil reserves per well.

Water production costs are incurred in conjunction with oil extraction costs and are included in our operation expenses, which include the electricity to run and corrosion inhibitor treatments to maintain the submersible pumps in our wells. The costs of production are projected for different categories of wells based on the size of casing, pump size and volume. For example, a producing well using a beam unit was estimated to have lease operating expenses of $2,000 per month based on the Company’s PDP wells. For wells using a submersible pump the lease operating expenses will be incrementally higher based on certain factors including the casing size (4.5”, 5.5” or 7”), tubing size and disposal capacity. Each reentry well or new drill has been independently evaluated and the incremental costs, ranging from $4,750 per month to $6,152 per month, have been added to the lease operating expenses of $2,000 per month. A portion of the water disposal costs are contained in the monthly lease operating expenses for annual saltwater disposal lease rental fees. We have no per barrel water disposal fees. The remainder of our water disposal costs is for the drilling and recompletion of disposal wells. These costs have been allocated to the development costs of the production wells, as applicable. Each disposal well will accommodate all of the water needs of between three and eight production wells, depending upon individual field conditions and volumes.

3.	Comment: Our prior comment six asked that you remove possible oil and gas reserves you attributed to the Fountain Green project due to the absence of proved reserves. Please explain whether the Liberty and Independence projects’ possible reserves are incremental to proved reserves. If they are not, please remove them from your document.

Response: The Liberty and Independence Projects’ reserves are not incremental to proved reserves. Therefore, the possible oil and gas reserves for the Liberty and Independence Projects have been removed from the Form 10.

4.	Comment: In your response to our prior comment seven, you described the changes to your PUD reserves during 2011 but omitted the reserve figures for each of these changes. Please amend your document to disclose the figures for each of the changes during 2011 to your PUD reserves. This comment also applies to the new disclosure on page F-57 wherein you describe the changes to your proved reserves during 2011.

Response: The disclosure regarding the changes to our PUD reserves has been amended on page 20 of the Form 10. As amended, the disclosure will read as follows:

“During 2011, several factors impacted our total Net Proved Developed and Undeveloped Reserves.

Our actual production in 2011 resulted in a small decrease in Net Proved Developed Reserves of 7,161 oil BLS. In 2011 no work was completed to convert Net Proved Undeveloped Reserves into Net Proved Developed Reserves.

We modified the economic prices from $3.282/MCF for natural gas, and $72.36/Bbl for oil used in our internal 2010 reserve report, to $4.163/MCF for natural gas and $96.19/Bbl for oil used in the Pinnacle Reserve Report, as of January 1, 2012. The pricing revisions caused our Net Proved Developed Reserves to increase by 15,202 oil BLS and 6,017 natural gas MCF and our Net Proved Undeveloped Reserves to increase by 86,143 oil BLS and 34,093 natural gas MCF. In addition, we removed several wells from our development plan, in order to reduce the demands on our Company relating to the management and financing of our planned development. These development plan changes caused our Net Proved Undeveloped Reserves to decrease by 564,845 oil BLS and 203,337 natural gas MCF. Finally, modifications to the decline curves we used in the Pinnacle Reserve Report caused our Net Proved Developed Reserves to decrease by 26,336 oil BLS and 12,165 natural gas MCF and our Net Proved Undeveloped Reserves to decrease by 149,234 oil BLS and 68,935 natural gas MCF.

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We purchased working interests in several properties, which had reserves in place, including a 50% working interest in the Boxberger Lease in the Gorham Field in Russell County, Kansas, and a 25% working interest in the Hoffman Lease in Russell County, Kansas. These acquisitions caused our Net Proved Developed Reserves to increase by 33,195 oil BLS and 14,745 natural gas MCF and our Net Proved Undeveloped Reserves to increase by 188,105 oil BLS and 83,555 natural gas MCF.

We also sold several properties, which had reserves in place, including our Boyd Field Leases in Barton County, Kansas, our Chase-Silica Field Leases in Rice County, Kansas, our H. Boxberger Lease in the Gorham Field in Russell County, Kansas, and a 26.5% working interest in the Koelsch Field in Stafford County, Kansas. These sales caused our Net Proved Developed Reserves to decrease by 159,801 oil BLS and 93,717 natural gas MCF and our Net Proved Undeveloped Reserves to decrease by 905,538 oil BLS and 531,061 natural gas MCF.”

The disclosure on page F-57 of Amendment No. 3 to the Company’s Registration Statement on Form 10 has been amended. As amended, the disclosure will read as follows on page F-62 of the Form 10:

“During 2011, several factors impacted our total Net Proved Developed and Undeveloped Reserves.

Our actual production in 2011 resulted in a small decrease in Net Proved Developed Reserves of 7,161 oil BLS. In 2011 no work was completed to convert Net Proved Undeveloped Reserves into Net Proved Developed Reserves.

The following factors impacted our revision of previous estimates. We modified the economic prices from $3.282/MCF for natural gas, and $72.36/Bbl for oil used in our internal 2010 reserve report, to $4.163/MCF for natural gas and $96.19/Bbl for oil used in the Pinnacle Reserve Report, as of January 1, 2012. The pricing revisions caused our Net Proved Developed and Undeveloped Reserves to increase by 101,345 oil BLS and 40,110 natural gas MCF. In addition, we removed several wells from our development plan, in order to reduce the demands on our Company relating to the management and financing of our planned development. These development plan changes caused our Net Proved Undeveloped Reserves to decrease by 564,845 oil BLS and 203,337 natural gas MCF. Finally, modifications to the decline curves we used in the Pinnacle Reserve Report caused our Net Proved Developed and Undeveloped Reserves to decrease by 175,570 oil BLS and 81,100 natural gas MCF.

We purchased working interest in several properties, which had reserves in place, including a 50% working interest in the Boxberger Lease in the Gorham Field in Russell County, Kansas, and a 25% working interest in the Hoffman Lease in Russell County, Kansas. These acquisitions caused our Net Proved Developed and Undeveloped Reserves to increase by 221,300 oil BLS and 98,300 natural gas MCF.

We also sold several properties, which had reserves in place, including our Boyd Field Leases in Barton County, Kansas, our Chase-Silica Field Leases in Rice County, Kansas, our H. Boxberger Lease in the Gorham Field in Russell County, Kansas, and a 26.5% working interest in the Koelsch Field in Stafford County, Kansas. These sales caused our Net Proved Developed and Undeveloped Reserves to decrease by 1,065,339 oil BLS and 624,778 natural gas MCF.”

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5.	Comment: Your response to our prior comment eight states that your unit production cost is much higher than that projected by your third party reserve report due to the high fixed costs and low production. Please expand your Risk Factors to disclose the fact that continuation of these conditions will cause the affected properties’ reserves to be removed.

Response: The following statement has been added to the Forward-Looking Statements section on page 1 of the Form 10:

“●      our ability to manage our costs of production, as estimated in the Pinnacle Reserve Report;”

The Risk Factors section has been expanded to include the following risk factor on page 32 of the Form 10:

“If our costs of production continue to exceed the estimated costs contained in the Pinnacle Reserve Report, our affected properties’ reserves will be removed.

We have experienced high costs of production in the initial operation of our wells. If this high cost continues above the estimated cost contained in the Pinnacle Reserve Report, our affected properties’ reserves will be removed.”

6.	Comment: Your response to our prior comment nine states that production of PUD reserves will utilize (apparently) conventional gas powered beam pumps while the probable reserves from the same wells (and at the same time) will be produced by electric submersible pumps which have higher capacity and higher costs. Please explain to us how you intend to accomplish this arrangement. We may have additional comment.

Response: The Third Amendment to the Pinnacle Report amended the Pinnacle Report to reflect a new development plan wherein the PUD well cases are now using submersible pumps. The PUD well cases now reflect an accelerated decline curve and include all operating expenses, with most such operating expenses ranging from $6,600 per month to $8,152 per month. A large portion of these operating expenses are attributable to the “dewatering” process. Also, all capital expenses to reenter or drill a new well are now included in the PUD well cases. The associated probable well cases to the PUD wells now have no capital expenditures and have full operating expenses applied starting after the PUD well cases are uneconomic and end.

7.	Comment: Our prior comment ten asked your historical activities in obtaining such outside financing. You referred us to Item 10 RECENT SALES OF UNREGISTERED SECURITIES, wherein you disclosed issuance of common stock to consultants. Please tell us if any of these payments went to your third party petroleum engineer. If so, explain how the independence of the third party is maintained. Please amend your document to disclose this circumstance.

Response: The Company has compensated Pinnacle for its services to the Company exclusively through payments of cash. The Company has not issued Pinnacle any form of the Company’s securities or granted Pinnacle an interest in any of the Company’s assets, either as compensation for services or otherwise. The Form 10 now includes a statement to this effect on page 23.

Notes to Consolidated Financial Statements

Note 20 Supplemental Oil and Natural Gas Information (Unaudited), page F-58

8.	Comment: We note that your standardized measure disclosure presents future production costs combined with future development costs. Please amend your document to disclose future production costs separately from future development costs as the development costs are significant. Refer to FASB ASC subparagraph 932-235-50-31(b).

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Response: The table presented on page F-58 of Amendment No. 3 to the Company’s Registration Statement on Form 10 has been amended to show both Future Development Costs and Future Production Costs as separate line items in the table, based upon information contained in the Third Amendment to the Pinnacle Report. As amended, the revised table will read as follows on page F-63 of the Form 10:

Standardized Measure of Discounted Future Net Cash Flows at December 31, 2011 and 2010

	2011	2010
Future Cash Inflows	$63,390,460	$167,719,000
Future Development Costs	(12,147,580)	(26,607,960)
Future Production Costs	(24,760,030)	(71,940,040)
Future Income Tax Expenses	(9,878,103)	(25,800,783)
Future Net Cash Flows	$16,604,747	$43,370,217
10% Annual Discount for Estimated Timing of Cash Flows	(6,800,618)	(23,124,312)
Standardized Measure of Discounted Future Net Cash Flows	$9,804,129	$20,245,905

If we can facilitate the SEC’s review of this response letter, or if the SEC has any questions on any of the information set forth herein, please telephone me at (801) 519-8500. My fax number is (801) 519-6703. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

Richfield Oil & Gas Company

/s/ Michael A, Cederstom

Michael A. Cederstrom

General Counsel and Secretary

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